Exhibit 99.1

Results for Announcement to the Market

James Hardie Industries SE

ARBN 097 829 895

Nine Months Ended 31 December 2011

Key Information	Nine Months Ended 31 December
	2011 US$M		2010 US$M		Movement
Net Sales From Ordinary Activities		928.2		878.6	Up	6%
(Loss) Profit From Ordinary Activities After Tax Attributable to Shareholders		123.6		(345.2)	Up	—
Net (Loss) Profit Attributable to Shareholders		123.6		(345.2)	Up	—
Net Tangible Liabilities per Ordinary Share	US$	(0.83)	US$	(1.03)	Up	20%

Dividend Information

•	An interim ordinary dividend of US4.0 cents per security was paid to share/CUFS holders on 23 January 2012.

Movements in Controlled Entities during the nine months ended 31 December 2011

The following entities were created during the nine months ended 31 December 2011:

•	James Hardie International Group Limited

•	James Hardie Finance Holdings 1 Limited

•	James Hardie Finance Holdings 2 Limited

•	James Hardie New Zealand Holdings Limited

•	James Hardie NTL2 Limited

•	James Hardie NTL3 Limited

•	James Hardie Technology Holdings Limited

Review

The results and financial information included within this nine month report have been prepared using US GAAP and have been subject to an independent review by external auditors.

Results for the 3rd Quarter and Nine Months Ended 31 December 2011

Contents

1.	Media Release

2.	Management’s Analysis of Results

3.	Management Presentation

4.	Consolidated Financial Statements

James Hardie Industries SE is incorporated under the laws of Ireland with its corporate seat in Dublin, Ireland. The liability of members is limited. The information contained in the above documents should be read in conjunction with the James Hardie 2011 Annual Report which can be found on the company website at www.jameshardie.com.